UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Catalent, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

148806102

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2020

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.148806102	Schedule 13D/A	Page 2 of 16 Pages

(1)	Name of Reporting Persons: Green Equity Investors VII, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,829,374 shares of Common Stock issuable upon conversion of 384,777 shares of Issuer’s Series A Convertible Preferred Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,829,374 shares of Common Stock issuable upon conversion of 384,777 shares of Issuer’s Series A Convertible Preferred Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,829,374 shares of Common Stock issuable upon conversion of 384,777 shares of Issuer’s Series A Convertible Preferred Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

  Percent of Class Represented by Amount in Row (11):

  4.5% beneficial ownership of the Issuer’s common stock based on 164,697,598 shares of Common Stock outstanding as reported in the Issuer’s 10-Q dated November 3, 2020

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No.148806102	Schedule 13D/A	Page 3 of 16 Pages

(1)	Name of Reporting Persons: Green Equity Investors Side VII, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,829,374 shares of Common Stock issuable upon conversion of 384,777 shares of Issuer’s Series A Convertible Preferred Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,829,374 shares of Common Stock issuable upon conversion of 384,777 shares of Issuer’s Series A Convertible Preferred Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,829,374 shares of Common Stock issuable upon conversion of 384,777 shares of Issuer’s Series A Convertible Preferred Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

  Percent of Class Represented by Amount in Row (11):

  4.5% beneficial ownership of the Issuer’s common stock based on 164,697,598 shares of Common Stock outstanding as reported in the Issuer’s 10-Q dated November 3, 2020

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No.148806102	Schedule 13D/A	Page 4 of 16 Pages

(1)	Name of Reporting Persons: LGP Associates VII-A LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,829,374 shares of Common Stock issuable upon conversion of 384,777 shares of Issuer’s Series A Convertible Preferred Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,829,374 shares of Common Stock issuable upon conversion of 384,777 shares of Issuer’s Series A Convertible Preferred Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,829,374 shares of Common Stock issuable upon conversion of 384,777 shares of Issuer’s Series A Convertible Preferred Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

  Percent of Class Represented by Amount in Row (11):

  4.5% beneficial ownership of the Issuer’s common stock based on 164,697,598 shares of Common Stock outstanding as reported in the Issuer’s 10-Q dated November 3, 2020

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No.148806102	Schedule 13D/A	Page 5 of 16 Pages

(1)	Name of Reporting Persons: LGP Associates VII-B LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,829,374 shares of Common Stock issuable upon conversion of 384,777 shares of Issuer’s Series A Convertible Preferred Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,829,374 shares of Common Stock issuable upon conversion of 384,777 shares of Issuer’s Series A Convertible Preferred Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,829,374 shares of Common Stock issuable upon conversion of 384,777 shares of Issuer’s Series A Convertible Preferred Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

  Percent of Class Represented by Amount in Row (11):

  4.5% beneficial ownership of the Issuer’s common stock based on 164,697,598 shares of Common Stock outstanding as reported in the Issuer’s 10-Q dated November 3, 2020

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No.148806102	Schedule 13D/A	Page 6 of 16 Pages

(1)	Name of Reporting Persons: GEI Capital VII, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,829,374 shares of Common Stock issuable upon conversion of 384,777 shares of Issuer’s Series A Convertible Preferred Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,829,374 shares of Common Stock issuable upon conversion of 384,777 shares of Issuer’s Series A Convertible Preferred Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,829,374 shares of Common Stock issuable upon conversion of 384,777 shares of Issuer’s Series A Convertible Preferred Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

  Percent of Class Represented by Amount in Row (11):

  4.5% beneficial ownership of the Issuer’s common stock based on 164,697,598 shares of Common Stock outstanding as reported in the Issuer’s 10-Q dated November 3, 2020

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No.148806102	Schedule 13D/A	Page 7 of 16 Pages

(1)	Name of Reporting Persons: Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,829,374 shares of Common Stock issuable upon conversion of 384,777 shares of Issuer’s Series A Convertible Preferred Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,829,374 shares of Common Stock issuable upon conversion of 384,777 shares of Issuer’s Series A Convertible Preferred Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,829,374 shares of Common Stock issuable upon conversion of 384,777 shares of Issuer’s Series A Convertible Preferred Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

  Percent of Class Represented by Amount in Row (11):

  4.5% beneficial ownership of the Issuer’s common stock based on 164,697,598 shares of Common Stock outstanding as reported in the Issuer’s 10-Q dated November 3, 2020

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No.148806102	Schedule 13D/A	Page 8 of 16 Pages

(1)	Name of Reporting Persons: LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,829,374 shares of Common Stock issuable upon conversion of 384,777 shares of Issuer’s Series A Convertible Preferred Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,829,374 shares of Common Stock issuable upon conversion of 384,777 shares of Issuer’s Series A Convertible Preferred Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,829,374 shares of Common Stock issuable upon conversion of 384,777 shares of Issuer’s Series A Convertible Preferred Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

  Percent of Class Represented by Amount in Row (11):

  4.5% beneficial ownership of the Issuer’s common stock based on 164,697,598 shares of Common Stock outstanding as reported in the Issuer’s 10-Q dated November 3, 2020

(14)	Type of Reporting Person (See Instructions): CO

CUSIP No.148806102	Schedule 13D/A	Page 9 of 16 Pages

(1)	Name of Reporting Persons: Peridot Coinvest Manager LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,829,374 shares of Common Stock issuable upon conversion of 384,777 shares of Issuer’s Series A Convertible Preferred Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,829,374 shares of Common Stock issuable upon conversion of 384,777 shares of Issuer’s Series A Convertible Preferred Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,829,374 shares of Common Stock issuable upon conversion of 384,777 shares of Issuer’s Series A Convertible Preferred Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

  Percent of Class Represented by Amount in Row (11):

  4.5% beneficial ownership of the Issuer’s common stock based on 164,697,598 shares of Common Stock outstanding as reported in the Issuer’s 10-Q dated November 3, 2020

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No.148806102	Schedule 13D/A	Page 10 of 16 Pages

(1)	Name of Reporting Persons:. Peter Zippelius
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,829,374 shares of Common Stock issuable upon conversion of 384,777 shares of Issuer’s Series A Convertible Preferred Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,829,374 shares of Common Stock issuable upon conversion of 384,777 shares of Issuer’s Series A Convertible Preferred Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,829,374 shares of Common Stock issuable upon conversion of 384,777 shares of Issuer’s Series A Convertible Preferred Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

  Percent of Class Represented by Amount in Row (11):

  4.5% beneficial ownership of the Issuer’s common stock based on 164,697,598 shares of Common Stock outstanding as reported in the Issuer’s 10-Q dated November 3, 2020

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No.148806102	Schedule 13D/A	Page 11 of 16 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to shares of Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preference Shares”) of Catalent, Inc., a Delaware corporation (the “Issuer”), which are convertible into shares of Common Stock, par value $0.01 per share (the “Common Stock”), of the Issuer, and shares of Common Stock of the Issuer.

The address of the Issuer’s principal executive offices is 14 Schoolhouse Road, Somerset, New Jersey 08873.

This Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons, as the Reporting Persons beneficially own less than five percent of the Common Stock of the Issuers.

ITEM 2.	IDENTITY AND BACKGROUND

The disclosure provided in Item 2 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

(a)

As of the date of this statement, (i) GEI VII is the record owner of 171,928 Series A Preference Shares which are convertible into 3,495,489 shares of Common Stock, (ii) GEI Side VII is the record owner of 203,156 Series A Preference Shares which are convertible into 4,130,389 shares of Common Stock, (iii) Associates VII-A is the record owner of 972 Series A Preference Shares which are convertible into 19,761 shares of Common Stock, and (iv) Associates VII-B is the record owner of 8,721 Series A Preference Shares which are convertible into 177,307 shares of Common Stock.

Peter Zippelius is the record owner of 6,428 shares of Common Stock underlying restricted stock units, which are held by Mr. Zippelius for the benefit of LGP.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The disclosure provided in Item 3 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

As of the date of this statement, GEI VII held 171,928 Series A Preference Shares, GEI Side VII held 203,156 Series A Preference Shares, Associates VII-A held 972 Series A Preference Shares, and Associates VII-B held 8,721 Series A Preference Shares, representing an aggregate of 384,777 Series A Preference Shares.

CUSIP No.148806102	Schedule 13D/A	Page 12 of 16 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Reporting Persons	Number of Shares With Sole Voting Power and Sole Beneficial Ownership	Shared Beneficial Ownership and Shared Voting Power	Percentage of Class Beneficially Owned

GEI VII	0	7,829,374 (as converted)	4.5%
GEI Side VII	0	7,829,374 (as converted)	4.5%
Associates VII-A	0	7,829,374 (as converted)	4.5%
Associates VII-B	0	7,829,374 (as converted)	4.5%
Peter Zippelius	0	7,829,374 (as converted)	4.5%
Other Reporting Persons	0	7,829,374 (as converted)	4.5%

(c)

The following table sets forth all transactions with respect to shares of Common Stock effected during the past 60 days by any of the Reporting Persons. The following table includes an award of 2,125 shares of Common Stock underlying restricted stock units awarded to Mr. Zippelius in connection with his appointment as a member of the Issuer’s board of directors and comprise the regular, annual grant of restricted stock units (pro-rated to reflect a partial year of service) provided to non-management directors pursuant to the Issuer’s non-management director compensation package. Each restricted stock unit represents the right to receive one share of Common Stock. The shares will vest on the earlier of one year from the date of the award and the date of the Issuer’s fiscal year 2021 annual meeting of shareholders.

CUSIP No.148806102	Schedule 13D/A	Page 13 of 16 Pages

Reporting Person	Date of Transaction	Number of Shares of Common Stock Acquired/Sold	Price per Share

Peter Zippelius	10/29/2020	2,125 (Acquired)	$ 0.00
GEI VII	11/23/2020	2,409,421 (Sold)	$99.26
GEI Side VII	11/23/2020	2,847,068 (Sold)	$99.26
Associates VII-A	11/23/2020	13,601 (Sold)	$99.26
Associates VII-B	11/23/2020	122,190 (Sold)	$99.26

(d)	Not applicable.

(e)

As a result of the transactions described herein, on November 23, 2020, each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the Common Stock of the Issuer. The filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exist filing for the Reporting Persons.

CUSIP No.148806102	Schedule 13D/A	Page 14 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Dated as of November 25, 2020

Green Equity Investors VII, L.P. By: GEI Capital VII, LLC, its General Partner

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Green Equity Investors Side VII, L.P. By: GEI Capital VII, LLC, its General Partner

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

LGP Associates VII-A LLC By: Peridot Coinvest Manager LLC, its Manager

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

LGP Associates VII-B LLC By: Peridot Coinvest Manager LLC, its Manager

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

GEI Capital VII, LLC

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

CUSIP No.148806102	Schedule 13D/A	Page 15 of 16 Pages

Leonard Green & Partners, L.P. By: LGP Management, Inc., its General Partner

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

LGP Management, Inc.

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Peridot Coinvest Manager LLC

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

/S/ ANDREW GOLDBERG
Andrew Goldberg, as Attorney-in-Fact for Peter Zippelius

CUSIP No.148806102	Schedule 13D/A	Page 16 of 16 Pages

SCHEDULE 1

Directors and Executive Officers of LGPM

Name	Position with LGPM
John G. Danhakl	Executive Vice President and Managing Partner
Jonathan D. Sokoloff	Executive Vice President and Managing Partner
Cody L. Franklin	Chief Financial Officer and Assistant Secretary
Andrew C. Goldberg	Vice President, General Counsel and Secretary
Lance J.T. Schumacher	Vice President – Tax and Assistant Secretary